NELSON MULLINS RILEY & SCARBOROUGH LLP ATTORNEYS AND COUNSELORS AT LAW

Jonathan H. Talcott T 202.689.2806 jon.talcott@nelsonmullins.com	101 Constitution Avenue, NW | Suite 900 Washington, DC 20001 T 202.689.2800 F 202.689.2860 nelsonmullins.com

June 10, 2024

Via Electronic Transmission

Lauren Pierce
Jeffrey Kauten
Office of Technology
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	Trump Media & Technology Group Corp. Registration Statement on Form S-1 Filed April 15, 2024 File No. 333-278678

Dear Lauren Pierce and Jeffrey Kauten:

On behalf of Trump Media & Technology Group Corp., a Delaware corporation (the “Company”), we submit to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter notifying the Staff that, as stated in the Company’s May 28, 2024 letter to the Commission (the “May Letter”) setting forth the Company’s responses to the comments contained in the Staff’s letter dated May 21, 2024 (the “Comment Letter”) regarding the Company’s Registration Statement on Form S-1 filed with the Commission on April 15, 2024 (the “Registration Statement”), today the Company is filing Amendment No. 1 to the Company’s Registration Statement on Form S-1 with the Commission through EDGAR (the “Amended Registration Statement”), which includes revisions made to the Registration Statement in response to the Staff’s comments in the Comment Letter as well as additional changes required to update the disclosure contained in the Registration Statement, as set forth in greater detail in the May Letter. As described in the May Letter, the Amended Registration Statement also includes the re-audited financial statements of Private TMTG for fiscal years ended December 31, 2023 and 2022 by the Company’s new auditor.

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Lauren Pierce
Jeffrey Kauten
Office of Technology
Division of Corporation Finance
U.S. Securities and Exchange Commission
June 10, 2024

If you have any questions regarding this submission, please contact Jonathan Talcott at (202) 689-2806.

Thank you for your time and attention.

Sincerely,

/s/ Jonathan H. Talcott
Jonathan H. Talcott
Nelson Mullins Riley & Scarborough LLP

cc:	Scott Glabe, General Counsel